January 4, 2013

VIA EDGAR

Kristi Marrone

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Interactive Data Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 16, 2012

File No. 1-31555

Dear Ms. Marrone:

On behalf of Interactive Data Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter to Mason Slaine, President and Chief Executive Officer of the Company, dated December 20, 2012 with respect to the filing referenced therein.

To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.

Form 10-K for the Year Ended December 31, 2011

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) and Covenant EBITDA, page 27

1.	Comment: We note that your credit agreements permit a maximum of $30 million annually to be used as an adjustment, pro forma cost savings, to calculate Covenant EBITDA. Please tell us how this adjustment is calculated and how you determined that the maximum adjustment is appropriate for all periods presented.

Response: The Company’s credit agreements permit the inclusion of up to $30 million annually with respect to cost-saving actions initiated on or prior to July 29, 2012, as an adjustment in the calculation of Covenant EBITDA, to the extent the Company believes such savings will be realized prospectively and are not already realized in EBITDA for the applicable periods.

By way of background, the current private equity owners acquired the Company on July 29, 2010. Beginning in the fiscal year ended December 31, 2010, under new ownership and management, the Company initiated numerous actions designed to (i) increase the Company’s operational efficiency, (ii) optimize its cost structure, and (iii) improve its technical infrastructure.

Specific target areas of operational efficiency and cost structure optimization included procurement and vendor sourcing costs; organizational optimization; and the elimination or reduction of various costs associated with having publicly listed equity. With regard to technical infrastructure improvement, following the July 2010 change in control, the Company initiated a program to reengineer the core product technology platforms supporting the majority of its major products. The new technology will consolidate and replace varied and dispersed delivery platforms, content databases and legacy technology infrastructures with a unified, single technical architecture. The Company has identified specific costs associated with this project that the Company believes can be eliminated or substantially reduced once the implementation of the unified technical infrastructure is complete. The Company currently expects to substantially complete the implementation of the new, unified technology by the end of calendar year 2013, with the majority of associated cost savings being realized beginning in 2014 and beyond.

During the second half of 2010, as a result of a comprehensive review undertaken by the new owners, the Company identified an aggregate amount of estimated annual cost savings that the Company expected to realize from the various initiatives discussed above. As part of its planning, the Company prioritized the various programs and developed a working plan along with an estimated time line for the initiation and completion of the significant savings initiatives. The Company expected the gross savings arising from all the initiatives would be realized over a multi-year period of time as the various initiatives were commenced and completed. As expected, certain initiatives were completed and portions of the related, identified savings were realized and reflected in the Company’s operating results for each of the annual periods ended December 31, 2010 and December 31, 2011. Also as expected, at the end of each such period, certain initiatives remained in progress. Consequently, as of the end of each such period, in excess of $30 million of anticipated identified savings had not yet been realized. Because the Company reasonably believed at least $30 million of the aggregate annual cost savings would be realized prospectively, the Company concluded it was entitled under the terms of its credit agreements to apply the maximum $30 million pro forma cost savings adjustment when calculating its Covenant EBITDA for each of the annual periods ended December 31, 2010 and 2011.

The Company also included in its Form 10-K for the year ended December 31, 2011, a pro forma 2009 Covenant EBITDA amount calculated as if the Company’s July 29, 2010 credit agreements had been in place, and the various initiatives discussed above had been commenced, during the Company’s 2009 fiscal year. The Company included the maximum $30 million pro forma cost savings adjustment when calculating the pro forma 2009 Covenant EBITDA amount. The Company provided this supplemental information because it believed providing a pro forma 2009 Covenant EBITDA amount would provide readers with useful additional period over period comparative information.

Consolidated Statements of Cash Flows, page 38

2.	Comment: Please clarify why the acquisition of Interactive Data Corporation has been presented as an investing cash outflow on Interactive Data Corporation’s consolidated statements of cash flows.

Response: The presentation of the acquisition of Interactive Data Corporation was reflected in the consolidated statement of cash flows for the Successor period from July 30, 2010 to

December 31, 2010 as an investing activity pursuant to ASC 230-10-45-13. This caption represents the purchase of the equity in the Predecessor Company by the Successor Company (both named Interactive Data Corporation) in the merger transaction, as described in Note 1 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2010 filed with the Commission on March 15, 2011.

Forms 10-Q for the Quarters Ended March 31, June 30, and September 30, 2012

Exhibit 32

3.	Comment: Please amend your filings to include the certification required by Item 601(b)(32) of Regulation S-K.

Response: We will file Forms 10-Q/A for the quarters ended March 31, June 30, and September 30, 2012. Each amendment will include the certifications specified in Item 601(b)(32) of Regulation S-K.

* * * * * * * * * *

In connection with our response to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 781-687- 8397 with any further questions or comments.

Very truly yours,

/s/ Patricia M. Natale
Assistant General Counsel

cc:	Mason Slaine, Chairman and CEO

Vincent A. Chippari, Senior Vice President and CFO

Carol Sweeney, Senior Vice President and General Counsel

Lorin Scott Beatty, Vice President and Corporate Controller

James Tindol, Director of Technical Accounting and SEC Reporting